Mail Stop 3561

August 18, 2009

R. Douglas Orr,
Executive Vice President and Chief Financial Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, Texas 76011

> **Re:** **First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **Filed May 8, 2009, August 4, 2009**
> **File No. 000-19133**

Dear Mr. Orr:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Short-Term Loan and Credit Services Activities, page 7

1. Given that you state that the profitability of the Company's short-term operations is dependent upon adequate collection of these returned items, please quantify, by way of percentage or other means, the "significant number" of customer checks that are returned for insufficient funds and the "large percentage" that you subsequently collect from your customers.

2. With respect to your CSO program, please quantify by way of percentage or other means the "significant number" of customer checks deposited into the independent lender's account due to insufficient funds in the customers' accounts and the amount you subsequently collect.

Item 2. Properties, page 21

3. We note that the leases on your pawn and short-term loan operations expire anywhere from 2009 through 2019 Please state the approximate number of leases that are set to terminate over the next fiscal year and provide your general belief as to the likelihood that you will be able to renew these leases. We note your statement of belief that termination of any particular lease would not have a material adverse effect on the Company's operations; please advise if you believe that the failure to renew the leases set to expire in the next year will have a material impact on your operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 25

General

4. Please expand your discussion to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

    - economic or industry-wide factors relevant to your company, and
    - material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

    For example, we note that you discontinued your short-term loan operations in Washington

D.C. due to legislation that capped the interest rate that you could charge for these loans. Please identify, to the extent you know, any other jurisdictions in which you operate that maybe close to passing similar legislation, which if enacted, may result in you ceasing your short-term loan operations in that jurisdiction. Please discuss how the cessation of such operations would affect your overall operations and liquidity. Also, in light of the current economic turmoil in the U.S. and Mexico, to the extent material, you should discuss the affect that the current economic turmoil may have on your ability to recoup amounts due on loans that are in default. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 38

5. We note that you intend to continue expansion primarily through new store openings. We further note your indication that "the majority of capital expenditures, working capital requirements and start-up losses related to this expansion are expected to be funded through operating cash flows and the credit facilities." Please revise to quantify how much you will need in order to proceed with your expansion plans this fiscal year and how much you spent last fiscal year. Also, as you indicate that "the majority" of such costs will come from the 2 sources you mention, please disclose the source(s) of any remaining costs. Refer to Item 303(a)(2) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 44

6. We note that your operations face market risk from the potential change in interest rates, foreign exchange rates, and gold prices. Please discuss how you manage, if at all, your exposures to these risks. Please refer to Item 305(b) of Regulation S-K.

Item 9A. Disclosure Controls and Procedures, page 45

Evaluation of Disclosure Controls and Procedures, page 45

7. In the final sentence of the third paragraph in this section it states "financial controls" rather than "disclosure controls." In future filings, please state "disclosure controls" rather than "financial controls" when stating your management's conclusion regarding the effectiveness of your disclosure controls and procedures. Please confirm your understanding in this regard.

Management's Report on Internal Control Over Financial Reporting, page 45

8. We note that your management "believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective…" Please confirm that your management "concluded" that your internal controls over financial reporting were effective as of December 31, 2008. In future filings please provide the conclusion of your management regarding the effectiveness of your internal controls over financial reporting,

rather than their belief as to the effectiveness of your internal controls over financial reporting. Please confirm your understanding in this regard.

Exhibits and Financial Statements Schedules, page 48

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibit 31.1 and 31.2

9. The certification required by Exchange Act Rule 13a-14(a) that you filed as an exhibit to your Form 10-K for the fiscal year ended December 31, 2008 and the fiscal quarter ended March 31, 2009 varies from the exact language of Item 601(b)(31) of Regulation S-K. For example, you excluded the language in the parenthetical in paragraph 4. Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Please confirm your understanding in this regard and revise.

Signatures, page 50

10. Your Form 10-K is not signed as provided in the Form. In this regard, it appears that Mr. Orr signed on behalf of the registrant, but did not sign as your principal financial and accounting officer. In this regard, please confirm that Mr. Orr signed your Form 10-K in his capacity as your principal financial and accounting officer. Also, in future filings please insure that your principal executive, financial and accounting officer sign in their capacities as such. Please see Form 10-K and General Instruction D.(2) to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Base Salary, page 12

11. We note your indication under "Other Items" that your Compensation Committee has not conducted a formal compensation benchmarking study. However, you also state that you have set various elements of your compensation at competitive levels. Revise your disclosure to explain how you have determined that such amounts are competitive if you haven't engaged in benchmarking. For example, you state here that base salary levels "are set generally to be competitive in relation to the salary levels of executive officers in other companies within the specialty consumer finance industry or other companies of comparable size…" See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

12. We note that your Compensation Committee set the salary of your executives based, in part, on your subjective assessment of the executive's performance during the prior fiscal year. Please discuss specific elements of individual performance that the Compensation Committee

considered when making their subjective assessment of each executive's performance during the past fiscal year. Please see Item 402(b)(2)(vii) of Regulation S-K.

Short-Term Incentive Compensation, page 12

Annual Cash Bonuses, page 12

13. We note your disclosure that the amount paid to each executive officer under your Annual Cash Bonus program reflects corporate performance and the individual executive's performance. We also note that you target bonus payments to range from 20% to 200% of the executive's salary. To the extent that the amount of each payment is based upon pre-defined performance targets, please disclose those targets and discuss how you calculate the amount to be paid as well as how you arrive at the range of payments. To the extent that the amount of each payment is discretionary, please discuss in greater detail the elements of corporate performance and the individual executive officer's performance that the Compensation Committee considered in setting each 2008 bonus payment.

Executive Incentive Performance Plan, page 13

14. Please explain why only your Chief Executive Officer appears to be eligible for compensation under this plan.

15. We note that your Chief Executive Officer has the potential to receive annual incentive compensation based upon the achievement of certain performance goals set by the Compensation Committee. We also note that the Chief Executive Officer did not receive a payment under this plan for the year ended December 31, 2008. Please expand your disclosure to discuss in more detail your Executive Incentive Performance Plan. In particular, please discuss the performance goals that your Chief Executive officer had to achieve in 2008 to receive payment under the plan, including a quantitative discussion of any specific targets and why the Chief Executive Officer did not receive a payment for the year ended December 31, 2008. Also, please disclose the targets or, to the extent you believe disclosure of the targets are not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that you can exercise in granting an award under this plan absent of the attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

16. Please revise your Grants of Plan-Based Awards table, as appropriate, to disclose the potential payout that your Chief Executive Officer could have received if he satisfied the

threshold, target or maximum performance goals of the Executive Incentive Performance Plan or advise why you are not required to do so. Please see Item 402(d) of Regulation S-K.

Long-Term Incentive Compensation, page 13

17. We note that, in general, you did not make any equity awards to your named executives in 2008 because of the size and structure of the awards that you made in 2005. Please discuss what about the structure and size of the awards you made in 2005 led you to conclude not to issue any additional equity awards to your key executives in 2008.

Summary Compensation Table, page 14

18. Please tell us why you determined it was appropriate for you to list the compensation paid to Phillip E. Powell under the All Other Compensation column of your Summary Compensation table rather than your salary column.

19. Please describe your methodology for computing the aggregate incremental cost of Phillip E. Powell's and Rick L. Wessel's use of the corporate aircraft. Please see Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

20. We note the change-of-control payments that are applicable to certain of your named executive officers. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.

Review, Approval, or Ratification of Transactions with Related Persons, page 21

21. Please revise this section to provide additional information regarding your policies and procedures relating to the review and approval of transactions with related persons, as required pursuant to Item 404(b) of Regulation S-K. Specifically, indicate the factors you consider when assessing whether or not to approve a related party transaction and whether these policies and procedures are in writing and if not, how your policies and procedures are evidenced.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director